

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Michael Friess, Chief Executive Officer
Fona, Inc.
5353 Manhattan Circle, Suite 101
Boulder, CO 80303

> **RE:** **Fona, Inc.**
> **Form 10**
> **Filed September 23, 2010**
> **File No.: 0-54129**

Dear Mr. Friess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us of your basis for not filing reports since you filed, on July 3, 1995, the Form 10-KSB40 for the period ended December 31, 1994. We may have further comment upon receipt of your response.

Cover Page

2. Please indicate your filer category on the cover page of the Form 10.

Item 1. Description of Business, page 2

3. Please expand your disclosure to describe in detail the assignment agreement. Address the principal terms of the assignment including the details of each item assigned along with the details concerning the debt forgiveness and "other considerations."

4. Please revise to clarify the percentage of common stock outstanding acquired on April 1, 2009 by Sanford Schwartz and Michael Friess. Also state the number of shares of common stock outstanding on April 1, 2009.

5. We note that the website Rent411 indicates that Nick Boosalis and Patti Trongard entered into an agreement with Fonahome through Desfaire Inc. Please clarify whether the license at the end of 1998 to Nick T. Boosalis and Patti Trongard through DESFAIRE, Inc. was part of the January 22, 2008 assignment. Additionally, address the amount of any license fees received by the company from 1999 through the January 22, 2008 date of the assignment.

Item 2. Financial Information, page 7

6. Please expand your disclosure in this section to discuss in more detail your plans for operations for the next twelve months. This description should include:

    - how long can you satisfy your cash requirements before you need to raise additional capital;
    - quantity the costs anticipated for the implementation of your business plan and for the filing of Exchange Act reports and the dollar amount of funds you will have to raise in the next twelve months; and
    - clarify whether or not you have any material commitments for capital expenditures relating to the next twelve months, the general purpose of such commitments and the anticipated source of funds necessary to fulfill such commitments;

    Refer to Item 303(a)(1) and (2) and Item 303(b)(1) of Regulation S-K.

Item 3. Properties, page 10

7. We note your statement that "the Company currently maintains a mailing address at … the company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations …." We also note your statement in the Certain Relationships and Related Transactions section that "we maintain our offices at the offices of our president, for which we pay no rent." Please revise to reconcile your disclosure.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10

8. Please revise identify the person or persons who have voting or investment control over The Boosalis Group and Desfaire in your beneficial ownership table.

9. Please revise to indicate the number of officers and directors in the group.

Item 5. Directors and Executive Officers, page 11

10. Please revise to indicate the name of the business corporation or other organization in which Michael Friess practiced law. Also indicate the name of the business corporation or other organization in which Chloe DiVita was an accountant and business development consultant.

11. Please revise to clarify the principal business of Creative Business Strategies, LLC.

12. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

13. In the biography of Michael Friess indicate the duration and position held during the last five years.

14. In the biography of Chloe DiVita indicate the duration and position held during the last five years.

15. In the biographies of Michael Friess, Chloe DiVita and Sanford Schwartz indicate the amount of time that they will spend on company matters on a weekly basis.

Previous Blank-Check Experience, page 11

16. Please revise to clarify how Mr. Friess, Mr. Schwartz and Mrs. DiVita were involved in the noted previous blank check offerings. Address their ownership of the noted entities. Provide the material terms of the transactions and address the amounts of any payments made to them in connection with the noted transactions. We may have further comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 14

17. Please revise to identify the company's president and the location of his offices where the company maintains its offices.

18. Please include in this section the March 3, 2009 approved assignment agreement under which the company assigned its worldwide copyrights, trademarks and other assets to The Boosalis Group, Inc. along with various issuances of common stock in exchange for forgiveness of debt and other considerations. Please provide all of the information

required by item 404 of Regulation S-K. With regard to the "amount involved" which Item 404(a) references, please note paragraph 1 of Item 404(d) regarding smaller reporting companies. In addition, in calculating the "amount involved," include "other valuable consideration received" which Exhibit 19.1 (the assignment) references.

19. Please revise to identify the affiliates of Nick Boosalis who paid for expenses totaling $4,680. Also revise to identify the affiliates of Sanford Schwartz and Michael Friess who paid for expenses totaling $9,666.

20. Please clarify the nature of the payment of expenses by affiliates of Nick Boosalis and affiliates of Sanford Schwartz and Michael Friess to the company. Revise to provide the appropriate disclosure regarding these payments.

21. We also note disclosure in Note 4 to the Notes to Financial Statements that the company owed two related parties expenses paid on behalf of the company totaling $14,502 and $5,922 as of December 31, 2009 and 2008. Please revise your disclosure as appropriate.

Dividends, page 15

22. Revise to state the amount of any cash dividends declared on the company's common stock for the two most recent fiscal years and any subsequent interim period.

Preferred Stock, page 16

23. Please revise to explain the meaning of 'blank check' preferred stock in this section.

Item 10. Recent Sales of Unregistered Securities, page 15

24. We note your statement in the Business section that the shareholders approved an assignment agreement under which the company assigned its worldwide copyrights, trademarks and other assets to The Boosalis Group, Inc. and various issuances of common stock by the company in exchange for forgiveness of debt and other considerations. Please revise to provide the disclosure required by Item 701 of Regulation S-K regarding these transactions or advise us as appropriate. We may have further comment.

Item 12. Indemnification of Directors and Officers, page 16

25. Please reference and reconcile the differences between the following two statements, the first from the first paragraph of this section and the second on page 6 in the "Risk Factor" section:

> The Articles of Incorporation of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Nevada law as provided within NRS 78.7502 and NRS 78.784.

       N. Indemnification of Officers and Directors. Our Articles of Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Minnesota law.

Item 13. Financial Statements and Supplemental Data, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

26. We note that your financial statements present cumulative amounts from inception of development stage (August 1, 2008) through December 31, 2009. Your auditor's association with the cumulative data is required on an annual basis as long as you are in the development stage. Please advise your independent accountant to audit the cumulative amounts from inception of the development stage (August 1, 2008) through December 31, 2009 and revise the audit report to opine upon that period. Please amend your Form 10 accordingly.

Statement of Changes in Stockholders' (Deficit), page F-6

27. Please revise your header to match the periods presented.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raquel Howard at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director